Exhibit 44

           [Skadden, Arps, Slate, Meagher & Flom LLP Letterhead]



                                            May 30, 1997


Mr. Peter R. Gleason
Senior Analyst
Institutional Shareholder Services
7200 Wisconsin Avenue, Suite 1001
Bethesda, Maryland  20814

Dear Mr. Gleason:

               Much has transpired over the past three months for Great Western Financial Corporation ("Great Western"), Washington Mutual, Inc. ("Washington Mutual") and H.F. Ahmanson & Company ("Ahmanson"). We realize that, in connection with the consent and proxy solicitations relating to the Great Western/Washington Mutual merger and Ahmanson's unsolicited acquisition proposal, you have received and reviewed a significant amount of information. Most recently Ahmanson has provided you with a lengthy letter, dated May 27, 1997, setting forth Ahmanson's position regarding a variety of issues. Great Western has reviewed Ahmanson's letter and, needless to say, it disagrees with virtually all of Ahmanson's assertions. However, at this juncture, with the Great Western and Washington Mutual stockholder votes on the merger scheduled to occur in two weeks, we are writing, on behalf of Great Western, to make only the following observations in response to Ahmanson's letter:

               o Great Western Chose the Superior Merger. Great Western has pursued a strategic merger with Washington Mutual, and the Great Western Board is absolutely convinced that Washington Mutual is a superior merger partner. In approving the Great Western/Washington Mutual merger agreement, the
                      Great Western Board concluded, among other things, that the Washington Mutual merger proposal was not only superior on an immediate-term value basis but also, in the Board's opinion, presented Great Western stockholders with better long-term value prospects. Great Western believes that:

                             o      The Washington Mutual merger
                                    creates a premier consumer bank-
                                    ing franchise.

                             o      Washington Mutual, compared to
                                    Ahmanson, has a proven track
                                    record of delivering
                                    stockholder value.

                             o      A combined Great Western/Washington
                                    Mutual is financially superior to a
                                    combined Great Western/Ahmanson.

                      The benefits of the Washington Mutual merger are discussed in the revised and updated versions of the presentations first provided to you on May 22, 1997 which are attached hereto.

               o Analyst Reaction. Over the course of the past few months, many analysts have similarly espoused the merits of a Great Western/Washington Mutual merger. We have attached hereto for your review an advertisement containing a sampling of quotes from analysts.

               o Current Value. The market has supported the determination of the Great Western Board. The current implied value of the Washington Mutual merger has been higher than that of Ahmanson's "enhanced" proposal for each trading day since May 16.(1) Based on the closing market prices of Washington Mutual common stock and Ahmanson common stock on May 29, 1997, the current implied value of the Washington Mutual merger was $1.09 per share higher than that of Ahmanson's "enhanced" proposal, which represents approximately $150 million in additional value for Great Western stockholders.

               o The Great Western Board is Overwhelmingly Independent. Nine of Great Western's 11 directors are independent of Great Western. Despite Ahmanson's repeated assertions that the loans granted to Great Western's directors under Great Western's Employee Home Loan Program are somehow relevant to the directors' independence, the fact is that they are not -- the terms of such loans will not be affected in any manner by the identity of Great Western's merger partner.

               o The "Commitment" of the Great Western Board. The Great Western Board is committed to only one thing -- the best inter- ests of Great Western's stockholders. This commitment has resulted in the execution of a merger agreement with Washington Mutual -- no factors have come to the Great Western Board's attention that have altered its belief that the Great Western/Washington Mutual merger is in the best interests of Great Western's stockholders. Based on all the facts, the Great Western Board remains committed to the Great Western/Washington Mutual merger.

               o Ahmanson is a Known Entity. As a result of many years of direct competition with Ahmanson and presentations made by Great Western's outside advisors to the Great Western Board throughout the past few years, the Great Western Board and Great Western management are thoroughly familiar with the business, operations and strategic direction of Ahmanson. Based on this knowledge, the Great Western Board concluded that Ahmanson was not a good strategic fit for Great Western.

               o A Level Playing Field. Ahmanson claims that there is an unlevel playing field; however, it was Ahmanson which sought, through a carefully orchestrated campaign consisting of litigation, analyst presen-tations and press releases, and a proxy and consent solicitation, to stampede Great Western and its stockholders into accepting Ahmanson's inferior merger proposal and discourage other potential bid-ders for Great Western.

               o Timing. Ahmanson claims that the consummation of its proposed exchange offer is on a time track similar to that of the Great Western/Washington Mutual merger. However, Washington Mutual will submit the Great Western/Washington Mutual merger to its stockholders for approval in two weeks; Ahmanson has not even filed a proxy statement with the Securities and Exchange Commission in order to solicit the approval of its stockholders -- an approval that is required for Ahmanson to consummate its proposed exchange offer.

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1     The current implied value is determined by reference to the respective closing prices of the Washington Mutual common stock and the Ahmanson common stock and, in the case of Ahmanson, is based on the assumption that the average closing price of the Ahmanson common stock for the applicable pricing period equals the closing price on the date in question.


               As indicated above, we have also attached hereto for your review revised and updated versions Great Western's earlier presentations. These presentations re- flect, among other things, Great Western's belief that Ahmanson's solicitation for three board seats and in support of by-law amendments is being undertaken solely in an effort to further Ahmanson's acquisition proposal. We appreciate your consideration of the foregoing.

                                            Sincerely,

                                            /s/ Fred B. White, III

                                            Fred B. White, III